Exhibit 99.1

Silicon Motion Announces New $50 Million Share Repurchase Program

NEWS RELEASE

TAIPEI, Taiwan and MILPITAS, Calif., February 6, 2025 — Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced that its Board of Directors has authorized a new share repurchase program and approved related cash disbursement for the Company to repurchase up to $50 million of its American Depositary Shares (“ADSs”) over a six-month period (the “Repurchase Program”), effective immediately.

“We experienced significant top-and-bottom-line growth in fiscal year 2024 as our strategy to capture greater market share and diversify our product portfolio and addressable markets is delivering results,” said Wallace Kou, President & CEO of Silicon Motion. “We are confident that our opportunities are expanding over the long-term as we enter the enterprise market with our new MonTitan platform and expand our presence in automotive, IoT, gaming, wearables and other emerging growth markets. We remain confident in our strategy, growth prospects and strong financial position and are committed to opportunistically repurchasing our shares when we believe the current equity value may not accurately reflect the strength of our business longer-term.”

Repurchases made under the Repurchase Program will be made in the open market or according to other methods in compliance with the safe harbor provisions of Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), subject to market conditions, applicable legal requirements and other factors. The Company expects to use cash on hand to fund the ADS repurchases. The Repurchase Program does not obligate the Company to acquire any particular amount of ADSs, and it may be suspended at any time at the Company’s discretion.

As of December 31, 2024, the Company had approximately $334.3 million of cash, cash equivalents, restricted cash and short-term investments.

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the impact of inflation on our business and customer’s businesses and any effect this has on economic activity in the markets in which we operate; the functionalities and performance of our information technology (“IT”) systems, which are subject to cybersecurity threats and which support our critical operational activities, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology; the effects on our business and our customer’s business taking into account the ongoing U.S.-China tariffs and trade disputes; the uncertainties associated with any future global or regional pandemic; the continuing tensions between Taiwan and China including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2024. Other than as required under the securities laws, we do not intend, and do not undertake any obligation to, update or revise any forward-looking statements, which apply only as of the date of this news release.

Investor Contact:	Investor Contact:

Tom Sepenzis	Selina Hsieh
Senior Director of IR & Strategy	Investor Relations
E-mail: tsepenzis@siliconmotion.com	E-mail: ir@siliconmotion.com

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